UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FCA and PRA final notices dated 11 May 2018

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 14, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 14, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

11 May 2018

Barclays PLC

FCA and PRA publish final notices following investigation into Jes Staley

On 20 April 2018 Barclays announced that the FCA and PRA had issued confidential draft warning notices to Jes Staley, Group Chief Executive Officer of Barclays, in relation to an attempt by Mr Staley in 2016 to identify the author of an anonymous letter.

These regulatory processes have now concluded, and today the FCA and PRA have published final notices confirming their finding that Mr Staley's actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). The FCA and PRA have imposed financial penalties on Mr Staley of £321,200 and £321,230 respectively (in aggregate £642,430). There were no findings by the FCA or PRA that Mr Staley acted with a lack of integrity nor any findings that he lacks fitness and propriety to continue to perform his role as Group Chief Executive Officer.

Following the resolution of the FCA and PRA processes, the Barclays PLC Board has determined to reduce the awarded value of Mr Staley's variable compensation for 2016 by £500,000 in respect of this matter.

John McFarlane, the Chairman of Barclays PLC, said:

"The Board takes Barclays' culture and the integrity of its controls extremely seriously. The Group's whistleblowing processes are fundamental to ensuring that individuals feel comfortable raising concerns and are encouraged to do so. Having considered the findings of the FCA and PRA, the Board remains satisfied with its conclusions as set out in the Group's announcement of 10 April 2017. Accordingly, the Board has now confirmed its decision of April 2017 and has made a very significant adjustment to Jes's variable compensation on the recommendation of the Board Remuneration Committee.

The Board is pleased that the FCA and PRA's investigations have concluded and are now behind us. The Board has reiterated its support for Jes, as have shareholders at last week's Annual General Meeting. As a business, we remain focused on executing our strategy and delivering greater returns for shareholders."

Jes Staley, Group Chief Executive Officer, said:

"I have consistently acknowledged that my personal involvement in this matter was inappropriate, and I have apologised for mistakes which I made. I accept the conclusions of the Board, the FCA, and the PRA, following their respective investigations, and the sanctions which they have each applied."

In respect of the FCA's and PRA's investigations relating to Barclays Bank PLC, each of Barclays Bank PLC and Barclays Bank UK PLC have now agreed to be subject to requirements to report to the FCA and PRA on certain aspects of their whistleblowing programmes.

Barclays continues to provide information to, and cooperate with, authorities in the US with respect to this matter.

-ENDS-

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays